UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  Form U-13-60

                                  ANNUAL REPORT


                                 FOR THE PERIOD

Beginning      January 1, 2003      and Ending           December 31, 2003
              -----------------                         ------------------




                                     TO THE

                          U.S. SECURITIES AND EXCHANGE
                                   COMMISSION

                                       OF

                          KEYSPAN UTILITY SERVICES LLC

                        (Exact Name of Reporting Company)



A                Subsidiary                              Service Company
         --------------------------
         ("Mutual" or "Subsidiary")

Date of Incorporation       May 7, 1998
                            -----------

If not Incorporated, Date of Organization       N/A
                                              -------

State of Sovereign Power under which Incorporated or Organized      New York
                                                                  ------------

Location of Principal Executive Offices of Reporting Company      Brooklyn, NY
                                                                ---------------

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                            Theresa A. Balog (Name)

                     Vice President and Controller (Title)

               One Metrotech Center, Brooklyn, NY 11201 (Address)


Name of Principal  Holding  Company Whose  Subsidiaries  are served by Reporting
Company:

                              KEYSPAN CORPORATION

                              --------------------

                      INSTRUCTIONS FOR USE ON FORM U-13-60

1. TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2. NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report became necessary.

3. PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4. REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5. MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousand of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6. DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7. MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8. DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9. ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10. METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11. ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.

      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS


                                                                                      Schedule or          Page
Description of Schedules and Accounts                                                Account Number       Number
-----------------------------------------------                                     -----------------   ------------

     COMPARATIVE BALANCE SHEET                                                      Schedule I              4-5
        SERVICE COMPANY PROPERTY                                                    Schedule II              6
        ACCUMULATED PROVISION FOR  DEPRECIATION  AND
          AMORTIZATION OF SERVICE COMPANY PROPERTY                                  Schedule III             7
        INVESTMENTS                                                                 Schedule IV              8
        ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES                                Schedule V               9
        FUEL STOCK EXPENSES UNDISTRIBUTED                                           Schedule VI             10
        STORES EXPENSE UNDISTRIBUTED                                                Schedule VII            11
        MISCELLANEOUS CURRENT AND ACCRUED ASSETS                                    Schedule VIII           12
        MISCELLANEOUS DEFERRED DEBITS                                               Schedule IX             13
        RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES                         Schedule X             14-15
        PROPRIETARY CAPITAL                                                         Schedule XI             16
        LONG-TERM DEBT                                                              Schedule XII            17
        CURRENT AND ACCRUED LIABILITIES                                             Schedule XIII           18
        NOTES TO FINANCIAL STATEMENTS                                               Schedule XIV           19-24


     COMPARATIVE INCOME STATEMENT                                                   Schedule XV             25
        ANALYSIS OF BILLING - ASSOCIATE COMPANIES                                   Account 457             26
        ANALYSIS OF BILLING - NONASSOCIATE COMPANIES                                Account 458             27
        ANALYSIS OF CHARGES FOR SERVICE- ASSOCIATE AND
          NONASSOCIATE COMPANIES                                                    Schedule XVI            28
        SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE  OR
          SERVICE FUNCTION                                                          Schedule XVII          29-30
        DEPARTMENTAL ANALYSIS OF SALARIES                                           Account 920             31
        OUTSIDE SERVICES EMPLOYED                                                   Account 923             32
        EMPLOYEE PENSIONS AND BENEFITS                                              Account 926             33
        GENERAL ADVERTISING EXPENSES                                                Account 930.1           34
        MISCELLANEOUS GENERAL EXPENSES                                              Account 930.2           35
        RENTS                                                                       Account 931             36
        TAXES OTHER THAN INCOME TAXES                                               Account 408             37
        DONATIONS                                                                   Account 426.1           38
        OTHER DEDUCTIONS                                                            Account 426.5           39
        NOTES TO STATEMENT OF INCOME                                                Schedule XVIII          40
        FINANCIAL DATA SCHEDULE                                                     Schedule XIX            41

     ORGANIZATION CHART                                                                                     42

     METHODS OF ALLOCATION                                                                                 43-47

     ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED                                             48


                       ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                                 SCHEDULE I - BALANCE SHEET
                                 (In Thousands)



                                                                                                As of December 31,
                                                                                     ------------------------------------------
   ACCOUNT                                         DESCRIPTION                             2003                    2002
---------------      ---------------------------------------------------------      ------------------      ------------------

                     ASSETS AND OTHER DEBIT ACCOUNTS

                     Service Company Property
           101       Service company property                                         $              -        $              -
           107       Construction work in progress                                                  20                     177
                                                                                     ------------------      ------------------
                                                               Total Property                       20                     177
           108       Accumulated provision for depreciation and amortization
                        of service company property                                                  -                       -
                                                                                     ------------------      ------------------
                                                 Net Service Company Property                       20                     177
                                                                                     ------------------      ------------------

                     Investments
           123       Investment in associate companies                                               -                       -
           124       Other investments                                                               -                       -
                                                                                     ------------------      ------------------
                                                            Total Investments                        -                       -
                                                                                     ------------------      ------------------

                     Current and Accrued Assets
           131       Cash                                                                            -                       -
           134       Special deposits                                                                -                       -
           135       Working funds                                                                   -                       -
           136       Temporary cash investments                                                      -                       -
           141       Notes receivable                                                                -                       -
           143       Accounts receivable                                                           255                   1,044
           144       Accumulated provision for uncollectible accounts                                -                       -
           146       Accounts receivable from associate companies                               19,789                  22,288
           152       Fuel stock expenses undistributed                                               -                       -
           154       Materials and supplies                                                          -                       -
           163       Stores expense undistributed                                                    -                       -
           165       Prepayments                                                                    37                      18
           174       Miscellaneous current and accrued assets                                        -                       -
                                                                                     ------------------      ------------------
                                             Total Current and Accrued Assets                   20,081                  23,350
                                                                                     ------------------      ------------------

                     Deferred Debits
           181       Unamortized debt expense                                                        -                       -
           184       Clearing accounts                                                               -                       -
           186       Miscellaneous deferred debits                                                   -                       -
           188       Research, development or demonstration expenditures                             -                       -
           190       Accumulated deferred income taxes                                            (952)                   (947)
                                                                                     ------------------      ------------------
                                                        Total Deferred Debits                     (952)                   (947)
                                                                                     ------------------      ------------------
                                                                                     ------------------      ------------------

                     Total Assets and Other Debit Accounts                            $         19,149        $         22,580
                                                                                     ==================      ==================

                       ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                                 SCHEDULE I - BALANCE SHEET
                                 (In Thousands)


                                                                                                As of December 31,
                                                                                     ------------------------------------------
   ACCOUNT                                         DESCRIPTION                             2003                    2002
---------------      ---------------------------------------------------------       ------------------      ------------------

                     LIABILITIES AND OTHER CREDIT ACCOUNTS

                     Proprietary Capital
           201       Common stock issued                                               $        (2,206)       $         (2,206)
           211       Miscellaneous paid-in-capital                                                   -                       -
           215       Appropriated retained earnings                                                  -                       -
           216       Unappropriated retained earnings                                              183                     166
                                                                                     ------------------      ------------------
                                                    Total Proprietary Capital                   (2,023)                 (2,040)
                                                                                     ------------------      ------------------

                     Long-Term Debt
           223       Advances from associate companies                                          10,126                  10,126
           224       Other long-term debt                                                            -                       -
           225       Unamortized premium on long-term debt                                           -                       -
           226       Unamortized discount on long-term debt                                          -                       -
                                                                                     ------------------      ------------------
                                                         Total Long-Term Debt                   10,126                  10,126
                                                                                     ------------------      ------------------

                     Current and Accrued Liabilities
           231       Notes payable                                                                   -                       -
           232       Accounts payable                                                            2,040                   5,728
           233       Notes payable to associate companies                                            -                       -
           234       Accounts payable to associate companies                                      (399)                  3,775
           236       Taxes accrued                                                                (162)                   (452)
           237       Interest accrued                                                                -                       -
           238       Dividends declared                                                              -                       -
           241       Tax collections payable                                                      (201)                   (114)
           242       Miscellaneous current and accrued liabilities                               7,217                   5,561
                                                                                     ------------------      ------------------
                                        Total Current and Accrued Liabilities                    8,495                  14,498
                                                                                     ------------------      ------------------

                     Deferred Credits
           253       Other deferred credits                                                          -                       -
           255       Accumulated deferred investment tax credits                                     -                       -
                                                                                     ------------------      ------------------
                                                       Total Deferred Credits                        -                       -
                                                                                     ------------------      ------------------

                     Accumulated Deferred Income Taxes
           282       Accumulated deferred income taxes                                           2,551                      (4)
                                                                                     ------------------      ------------------
                                            Accumulated Deferred Income Taxes                    2,551                      (4)
                                                                                     ------------------      ------------------

                     Total Liabilities and Other Credit Accounts                      $         19,149        $          22,580
                                                                                     ==================      ==================

                 ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                               For the Year Ended

                               December 31, 2003

                                  SCHEDULE II

                            SERVICE COMPANY PROPERTY

                                 (In Thousands)

                                                   BALANCE AT                                                            BALANCE
                                                   BEGINNING                         RETIREMENTS        OTHER (1)       AT CLOSE
   ACCOUNT               DESCRIPTION                OF YEAR         ADDITIONS          OR SALES          CHANGES         OF YEAR
--------------   -----------------------------  ----------------  ---------------  -----------------  --------------  --------------

     107         Construction Work in Progress   $          177    $           -    $             -    $       (157)   $         20
                                                ================  ===============  =================  ==============  ==============






     (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

               Purchased meters transferred to KeySpan Gas East Corporation and The Brooklyn Union Gas Company.


     (2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE
              YEAR:
                 NONE


     (3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:
                 NONE


     (4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:
                 Computer Hardware Purchases
                 Office Furniture Purchases

                 ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2003

                                  SCHEDULE III
                   ACCUMULATED PROVISION FOR DEPRECIATION AND
                    AMORTIZATION OF SERVICE COMPANY PROPERTY
                                 (In Thousands)

                                                    BALANCE AT     ADDITIONS                            OTHER           BALANCE
                                                    BEGINNING      CHARGED TO                          CHARGES         AT CLOSE
   ACCOUNT               DESCRIPTION                 OF YEAR       ACCT. 403        RETIREMENTS      ADD/(DEDUCT)       OF YEAR
---------------  ----------------------------    -------------- ----------------  ---------------  ----------------  --------------

     108         ACCUMULATED PROVISION
                 FOR DEPRECIATION AND
                 AMORTIZATION OF SERVICE
                 COMPANY PROPERTY                 $          -    $           -    $           -    $            -    $          -
                                                 ============== ================  ===============  ================  ==============


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE IV
                                   INVESTMENTS
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule concerning investments.

                    Under Account 124 - Other Investments, state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

                    Under Account 136 - Temporary Cash Investments, list each investment separately.


                                                                                   BALANCE AT                 BALANCE AT
                                                                                   BEGINNING                   CLOSE OF
                        DESCRIPTION                                                 OF YEAR                      YEAR
                -----------------------------                                   -----------------          -----------------

ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES                                  $             -             $            -
                                                                                =================          =================


ACCOUNT 124 - OTHER INVESTMENTS                                                  $             -            $             -
                                                                                =================          =================


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS                                         $             -            $             -
                                                                                =================          =================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE V
                  ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTIONS:  Complete the following schedule listing accounts  receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.




                                                                                           BALANCE AT             BALANCE AT
                                                                                           BEGINNING               CLOSE OF
                        DESCRIPTION                                                         OF YEAR                  YEAR
                -----------------------------                                           -----------------       ----------------

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

                KeySpan Corporate Services LLC                                           $         3,549         $        4,718
                KeySpan Engineering & Survey, Inc.                                                   124                    130
                KeySpan Electric Services LLC                                                     21,918                  2,355
                KeySpan Generation LLC                                                               211                 12,521
                KeySpan Energy Trading Services LLC                                                  224                    415
                KeySpan Gas East Corporation                                                       9,905                  5,913
                The Brooklyn Union Gas Company                                                    12,529                  7,096
                KeySpan Corporation                                                              (26,157)               (13,459)
                KeySpan Ravenswood Services Corp.                                                    (17)                   (18)
                KeySpan Energy Development Corporation                                                 6                      -
                KeySpan Services, Inc.                                                               (10)                     -
                Boston Gas Company                                                                     4                    271
                Colonial Gas Company                                                                   1                     75
                Energy North Natural Gas Company                                                       1                   (228)
                                                                                        -----------------       ----------------

                TOTAL                                                                    $        22,288         $       19,789

                                                                                        =================       ================

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                   SCHEDULE VI
                        FUEL STOCK EXPENSES UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below give an overall report of the fuel functions performed by the service company.


                    DESCRIPTION                                           LABOR                 EXPENSES                 TOTAL
                ----------------------------------------              ---------------         --------------         ---------------

ACCOUNT 152 - FUEL STOCK EXPENSES
                UNDISTRIBUTED                                          $           -           $          -           $           -
                                                                      ===============         ==============         ===============

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE VII
                          STORES EXPENSE UNDISTRIBUTED
                                 (In Thousands)

INSTRUCTIONS:  Report the amount of labor and expenses  incurred with respect to stores expense during the year and indicate amount attributable to each associate company.



                        DESCRIPTION                       LABOR                      EXPENSES                      TOTAL
                -----------------------------         --------------              ---------------              ---------------

ACCOUNT 163 - STORES EXPENSE UNDISTRIBUTED             $          -                $           -                $           -
                                                      ==============              ===============              ===============


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                  SCHEDULE VIII
                    MISCELLANEOUS CURRENT AND ACCRUED ASSETS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                              BALANCE AT                   BALANCE AT
                                                                              BEGINNING                     CLOSE OF
                        DESCRIPTION                                            OF YEAR                        YEAR
                -----------------------------                              -----------------             ----------------


ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS                      $             -               $            -
                                                                           =================             ================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE IX
                          MISCELLANEOUS DEFERRED DEBITS
                                 (In Thousands)

INSTRUCTIONS:  Provide detail of items in this account.  Items less than $10,000 may be grouped, showing the number of items in each class.


                                                                         BALANCE AT                  BALANCE AT
                                                                         BEGINNING                    CLOSE OF
                        DESCRIPTION                                       OF YEAR                       YEAR
                -----------------------------                          ---------------              --------------

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS                             $           -                $          -
                                                                       ===============              ==============


           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                   SCHEDULE X
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.


        DESCRIPTION                                                                                               AMOUNT
     -------------------                                                                                      ---------------
GAS RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
     Gas R&D - End Use
         Distributed Generation                                                                                $         158
         Gas Cooling                                                                                                     (42)
         NGV                                                                                                               1
         Miscellaneous Projects                                                                                            6

     Gas R&D - Millennium Fund
         Gas Network Maintenance                                                                                       1,217
         Reliability and Safety Project                                                                                   10
         Miscellaneous Projects                                                                                          607

     Gas R&D - Operation Network
         Cast Iron Retention                                                                                               6
         Plant Security System                                                                                           195
         Miscellaneous Projects                                                                                           29

     Gas R&D - Operation System-Environmental
         Advanced Geographical Information Systems (GIS)                                                                 188
         Wireless Communication Projects                                                                                   2
         Miscellaneous Projects                                                                                            1

     Gas R&D - Administrative Support                                                                                    243
                                                                                                              ---------------
                                                                                                              ---------------

     SUB-TOTAL                                                                                                 $       2,621

Total amount billed to associated companies are listed below:

     The Brooklyn Union Gas Company                                                                                   (1,689)
     KeySpan Gas East Corporation                                                                                       (932)
                                                                                                              ---------------
                                                                                                              ---------------

     TOTAL                                                                                                     $           -
                                                                                                              ===============



        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                             SCHEDULE X (Continued)
               RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
                                 (In Thousands)

INSTRUCTIONS:  Provide a description of each material  research,  development or
               demonstration   project  that  incurred   costs  by  the  service
               corporation during the year.

         DESCRIPTION                                                        AMOUNT
    ----------------------                                               --------------
ELECTRIC RESEARCH, DEVELOPMENT OR DEMONSTRATION EXPENDITURES
    Clean Energy
       Distributed Generation Fuel Cell Demonstration                      $ 3,341
       Wave Power Generation and Mitigation of Beach Erosion                    33
       Utility Wind Industry Group                                              29
       Utility Photovoltaic Group                                                4
       UL Testing of Inverter Technology                                        10
       Town of Huntington Clean Energy Demonstration                             7
       Photovoltaic Guidelines & Building Code Requirements                     36
       Optimization & Fabrication of PEM Fuel Cell BiPolar Plates               63
       Offshore Wind Feasibility Study                                          50
       Microturbine Hybrid Electric Bus                                        231
       Low Speed Electric Vehicle Demonstration                                  4
       LI Photovoltaic Performance Verification Project                         10
       LI Farm Bureau Wind Project                                             162
       LI Ducks Stadium Photovoltaic Project                                     6
       Land Based Wind Turbine                                                  32
       High Power Charger                                                       79
       H Power Fuel Cell                                                        19
       Ford THINK City Car                                                       6
       Fala Photovoltaic Project                                               366
       Electricity Generation using Microturbines Fueled by Landfill Gas         4
       Electric Vehicle Assessment Program                                      70
       Connected Energy Communications                                          61
       Brookhaven Land Fill for Wind Generation                                  8
       Brookhaven DOE Wind Project                                              43
       Advanced Direct Exchange Geothermal Technology                          131
       Clean Energy Miscellaneous Expenses                                      18
                                                                         ----------
                                                                          $  4,823
                                                                         ----------

    Electric Operations
       Harmonic Load Model                                                    $ 10
       Advanced Cable Assessment Technology                                      3
       Load Pocket Forecasting                                                  95
       Short Range Area Planning and Load Forecasting                           49
       System Load Pocket Forecasting                                           54
       Advanced Technologies for Overhead Transmission                           3
       Substation Communication System                                           5
       EPRI CEIDS - Energy Solutions for End-Use Digital Applications          375
       Phase Angle as Indicator of Voltage Collapse                             15
       Subsurface Oil Recovery Utilizing Down Well Oil Skimming                  2
       Electrotechnologies/Customer Utilization R&D                              5
       Corona Testing and Hardware Assessment                                    7
       Distribution Fault Indicator                                              6
       Voltage Gradient Associated with Trees                                   15
       Electric Operations Miscellaneous Expenses                              277
                                                                         ----------
                                                                          $    921
                                                                         ----------

    Electric Production
       Ultrasonic Measures to Prevent Mussels in Intakes                  $     41
       Monitor Wireless Gauging Technology at Port Jefferson                     4
       Power Recovery by Direct Spray into IC Compressor                        77
       Fuel Additive for Opacity Emissions Control                               5
       Coating of Internal Combustion Turbine Blades                             9
       Strain Gauges at Northport                                               23
       Pigging Project at Northport                                            118
       Boiler Tuning at Northport                                               10
       New Waterbox Coating                                                     41
       Ergonomic Evaluation & Recommendations for Improvement                   22
       Production Miscellaneous Expense                                        170
                                                                         ----------
                                                                          $    520
                                                                         ----------
    SUB-TOTAL                                                             $  6,264

Total amount billed to associated companies are listed below:

    KeySpan Electric Services LLC                                           (5,744)
    KeySpan Generation Services LLC                                           (520)

                                                                         ----------
    TOTAL                                                                 $      -
                                                                         ==========

        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                   SCHEDULE XI
                               PROPRIETARY CAPITAL
                                 (In Thousands)

                                                       NUMBER OF        PAR OR STATED          OUTSTANDING
   ACCOUNT                                              SHARES              VALUE                AT CLOSE
    NUMBER                CLASS OF STOCK              AUTHORIZED          PER SHARE             OF PERIOD
---------------  ---------------------------------  ----------------  -------------------  ---------------------
     201         Common Stock Issued                    1 SHARE               -            NO. OF SHARES
                                                                                                              1
                                                                                           TOTAL AMOUNT
                                                                                                       $ (2,206)

INSTRUCTIONS:  Classify   amounts  in  each  account  with  brief   explanation,
               disclosing the general nature of transactions that gave rise to the reported amounts.

DESCRIPTION                                                                 AMOUNT
-----------------                                                     -------------------
ACCOUNT 211 - MISCELLANEOUS PAID-IN CAPITAL                             $              -

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                            $              -
                                                                      -------------------

TOTAL                                                                   $              -
                                                                      ===================

INSTRUCTIONS:              Give particulars concerning net income or (loss)
                           during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociates per the General
                           Instructions of the Uniform System of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

                                    BALANCE AT                                                  BALANCE AT
                                    BEGINNING         NET INCOME          DIVIDENDS               CLOSE
DESCRIPTION                          OF YEAR           OR (LOSS)             PAID                OF YEAR
-----------------                -----------------  ----------------  -------------------  ---------------------
ACCOUNT 216
    UNAPPROPRIATED
    RETAINED EARNINGS              $          168    $           15    $               -     $              183
                                 -----------------  ----------------  -------------------  ---------------------

TOTAL                              $          168    $           15    $               -     $              183
                                 =================  ================  ===================  =====================


Net Loss represents the following:
     Net Income before Taxes                         $           29
     Less:  State Income Tax Expense                              5
     Less:  Federal  Income Tax Expense                           9
                                                    ----------------
     Net Loss (Loss) after Taxes                     $           15
                                                    ================

Net Income before Taxes includes the following:
     Late Payment Charge from Associates             $            5
     Return on Equity                                            24
                                                    ----------------
     Total                                           $           29
                                                    ================

        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                  SCHEDULE XII
                                 LONG-TERM DEBT
                                 (In Thousands)

INSTRUCTIONS:              Advances from associate companies should be reported
                           separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -
                           Other Long-Term Debt, provide the name of creditor company or organization, terms of the obligation, date of maturity, interest rate, and the amount authorized and outstanding.



                               TERMS OF OBLIG       DATE                            BALANCE AT                          BALANCE AT
                               CLASS & SERIES        OF      INTEREST    AMOUNT     BEGINNING                   (1)        CLOSE
      NAME OF CREDITOR         OF OBLIGATION      MATURITY     RATE    AUTHORIZED    OF YEAR    ADDITIONS   DEDUCTIONS    OF YEAR
------------------------------ ----------------- ---------- --------- ------------ ----------- ----------- ----------- -------------

KeySpan Corporation - Parent   Promissory Note   11/15/2005   7.25%    $ 10,126     $ 10,126    $      -    $       -    $ 10,126
                                                                                    ========== =========== =========== =============


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC
                      For the Year Ended December 31, 2003

                                 SCHEDULE XIII
                        CURRENT AND ACCRUED LIABILITIES
                                 (In Thousands)

INSTRUCTIONS:                     Provide balance of notes and accounts payable
                                  to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.


                                                                                           BALANCE AT               BALANCE AT
                                                                                           BEGINNING                 CLOSE OF
                        DESCRIPTION                                                         OF YEAR                    YEAR
                -----------------------------                                           -----------------         ----------------

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES                                       $             -           $            -
                                                                                        =================         ================






ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

                KeySpan Corporation                                                      $         2,687           $         (870)
                KeySpan Corporate Services LLC                                                     1,073                      469
                KeySpan Gas East Corporation                                                           -                        2
                KeySpan Engineering & Survey Inc.                                                     15                        -
                                                                                        -----------------         ----------------

                TOTAL                                                                    $         3,775           $         (399)
                                                                                        =================         ================




ACCOUNT 242 - MISCELLANEOUS CURRENT & ACCRUED LIABILITIES

                Accrued Vacation                                                         $         2,462           $        2,489
                Accrued Incentive Compensation                                                     2,716                    4,345
                Employee 401K Match                                                                  142                      142
                Officers' Deferred Stock Unit Plan 20% Match                                           4                        -
                Accrued Interest on Deferred Compensation                                            237                      241
                                                                                        -----------------         ----------------

                TOTAL                                                                    $         5,561           $        7,217
                                                                                        =================         ================


                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                          NOTES TO FINANCIAL STATEMENTS

Note 1.  Summary of Significant Accounting Policies

Organization of the Company

KeySpan Utility Services LLC ("KUS "or the "Company") is a wholly-owned subsidiary of KeySpan Corporation ("KeySpan" or the "Parent"), a registered holding company under the Public Utility Holding Company Act of 1935 ("PUHCA"). KeySpan became a registered holding company under PUHCA as a result of the acquisitions of Eastern Enterprises (Eastern) and EnergyNorth, Inc. (ENI) on November 8, 2000. The primary operating companies of KeySpan are The Brooklyn Union Gas Company d/b/a KeySpan Energy Delivery New York ("KEDNY"), KeySpan Gas East Corporation Company d/b/a KeySpan Energy Delivery Long Island ("KEDLI"), Boston Gas Company, Essex Gas Company, Colonial Gas Company, Energy North Gas, Inc. (collectively d/b/a KeySpan Energy Delivery New England (KEDNE"), KeySpan Generation LLC, KeySpan Ravenswood, Inc. and KeySpan Electric Services LLC ("KeySpan Electric").

Description of Business

Pursuant to a Service Agreement  between KUS and KEDNY,  KEDLI,  KEDNE,  KeySpan
Electric Services LLC, KeySpan Generation LLC, and KeySpan Energy Trading Services LLC (collectively, the "Client Companies"), KUS provides the following services to these companies: (a) complete fuel management services including the purchase, sale, movement, transfer, accounting and administration of gas quantities (b) planning, formulation and implementation of sales and marketing programs (c) gas supply transmission and distribution planning as it relates to safety, reliability, expansion and load handling (d) research and development relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy and (e) purchase, repair and refurbishing of meter operations.

In accordance with the Service Agreement, services provided to Client Companies are allocated to each Company at cost based upon guidelines as set forth in the Service Agreement. Per the Service Agreement, costs are (1) directly charged where possible, or (2) allocated using the appropriate allocation ratio. Any residual costs are allocated using the appropriate allocation ratio. The allocation ratios are defined in the Service Agreement.

Basis of Presentation

These financial statements were prepared in conformity with generally accepted accounting principles ("GAAP") in the United States. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of

                 ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The financial statements presented herein include the years ended December 31, 2003 and December 31, 2002. The accounting records of KUS are maintained in accordance with the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies under PUHCA, as administered by the Securities and Exchange Commission ("SEC").

Certain reclassifications have been made to the prior year financial statements to conform to the current year presentation.

Income Taxes

KeySpan and its subsidiaries file a consolidated federal income tax return. In accordance with Statement of Accounting Standard ("SFAS") 109, "Accounting for Income Taxes", the Company utilizes a tax sharing agreement for the allocation of a realized tax liability or benefit based upon separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return. Deferred income taxes are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.

Recent Accounting Pronouncements

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" which was revised in December 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 was effective for all new variable interest entities created or acquired after January 31, 2003. For variable interest entities created or acquired prior to February 1, 2003, the original provisions of FIN 46 were to be applied for the first interim or annual period beginning after June 15, 2003. In October, the FASB delayed implementation of FIN 46 until the fourth quarter 2003 for certain variable interest entities. KUS does not have an arrangement with a variable interest entity.

In April 2003, the FASB issued SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." This Statement amends and clarifies financial accounting and reporting for derivative instruments,

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

including certain instruments embedded in other contracts and for hedging activities under Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement: (i) clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative; (ii) clarifies when a derivative contains a financing component;
(iii) amends the definition of an underlying; and (iv) amends certain other existing pronouncements. The implementation of this Statement did not have an impact on KUS's results of operations, financial condition or cash flows since KUS's has not entered into any derivative financial instruments. The Statement was effective for contracts entered into or modified after June 30, 2003.

In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." This Statement establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify certain financial instruments as a liability (or an asset in some circumstances) when there is an obligation to redeem the issuer's shares and either requires or may require satisfaction of the obligation by transferring assets, or satisfy the obligation by issuing additional equity shares subject to certain criteria. This Statement was effective for financial instruments entered into or modified after May 31, 2003, and otherwise was effective at the beginning of the first interim period beginning after June 15, 2003. It is to be implemented by reporting the cumulative effect of a change in an accounting principle for financial instruments created before the issuance date of the Statement and still existing at the beginning of the interim period of adoption. The implementation of this Statement did not have an impact on KUS's results of operations, financial condition or cash flows.

In July 2003, the FASB concluded its discussions on EITF 03-11 "Reporting Realized Gains and Losses on Derivative Instruments That Are Subject to FASB Statement No. 133 Accounting for Derivative Instruments and Hedging Activities and Not Held for Trading Purposes as Defined in EITF Issue No. 02-3 Issues Involved in Accounting for Derivative Contracts held for Trading Purposes and Contracts Involved in Energy Trading and Risk Management Activities." The Task Force reached a consensus that determining whether realized gains or losses on physically settled derivative contracts not "held for trading purposes" should be reported in the income statement on a gross or net basis is a matter of judgment that depends on the relevant facts and circumstances. The implementation of this Statement did not have an impact on KUS's results of operations, financial condition or cash flows since KUS's has not entered into any derivative financial instruments. This Statement was effective October 1, 2003.

In December 2003, the FASB issued SFAS 132 (revised 2003) "Employers' Disclosures about Pensions and Other Postretirement Benefits." This Statement revises employers' disclosures about pension and other postretirement benefit plans. This Statement retains the disclosure requirements contained in FASB

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Statement 132 "Employers' Disclosures a about Pensions and Other Postretirement Benefits", which it replaces. It requires additional disclosures to those in the original Statement 132 about assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. KUS has implemented the requirements of this Statement, as it relates to members of a defined pension and other postretirement benefit plan, in Footnote 2 "Postretirement Benefits."

Note 2.  Postretirement Benefits

Pension: KUS employees are members of KeySpan's noncontributory defined benefit pension plans covering substantially all employees associated with KeySpan. Benefits are based on years of service and compensation. Pension costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e. KUS). ). Pension expense attributed to KUS for the year ended December 31, 2003 was approximately $5.1 million. Pension income attributed to KUS for the year ended December 31, 2002 was approximately $2.5 million. These costs or benefits are then allocated to client companies as burden costs based upon direct labor costs of KUS. Funding for pensions is in accordance with requirements of federal law and regulations.

Other Postretirement Benefits: KUS employees are members of KeySpan's noncontributory defined benefit plans under which is provided certain health care and life insurance benefits for retired employees of KeySpan. Other postretirment benefit costs are allocated to KUS; related pension obligations and assets are commingled and are not allocated to the individual sponsors (i.e.
KUS). KUS has been funding a portion of future benefits over employees' active service lives through Voluntary Employee Beneficiary Association (VEBA) trusts. Contributions to VEBA trusts are tax deductible, subject to limitations contained in the Internal Revenue Code. Other Postretirement benefit expense attributed to KUS for the years ended December 31, 2003 and 2002, was approximately $5.4 million and $4.1 million, respectively. These costs are then allocated to client companies as burden costs based upon direct labor costs of KUS.

Note 3.  Notes Payable to Associate Companies

KUS had $10.1 million of notes payable to KeySpan at December 31, 2003 and 2002. The interest rate on these notes is 7.25% and is related to a certain outstanding series of debt of KeySpan which have a maturity date of November 15, 2005.

The fair value of the debt at December 31, 2003 and 2002 was $11.1 and $11.3 million, respectively.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)

Note 4.  Notes Payable to Associate Companies (Short-Term)

KeySpan has established a utility money pool to coordinate short-term borrowings for certain subsidiaries. The money pool provides a more efficient use of cash resources of KeySpan and reduces outside borrowings. The money pool is administered by KeySpan Corporate Services ("KCS") and funded, as needed, through the issuance of commercial paper by KeySpan. Interest expense and other fees are allocated based on borrowing amounts. The Public Service Commission of New York has restricted KEDNY and KEDLI from lending to the utility money pool but does permit these utilities to borrow from the utility money pool.


Note 5.  Financial Guarantees

KUS has jointly and severally guaranteed approximately $155 million of Promissory Notes to the Long Island Power Authority ("LIPA"). This debt, which is reflected on the financial statements of the Parent and allocated to each of its Subsidiaries, have maturity dates ranging from 2016-2025 and interest rates from 5.15%-5.30%. Other affiliates jointly and severally liable for this debt include KEDLI, KeySpan Energy Trading Services LLC, KeySpan Generation LLC, KCS, and KeySpan Electric Services.

Note 6.  Operating Leases

Substantially all leases, other than leases associated with KEDNE and non-regulated business of KeySpan, are the obligation of KeySpan Corporate Services. KUS records, as an intercompany expense, costs incurred for the use of leased equipment such as buildings, office equipment, vehicles, and powered operated equipment. These intercompany expenses, which are not specifically identified in intercompany billings, are reflected in Operations and Maintenance expense in the Statement of Income.

Note 7. Income Tax

KUS files a consolidated federal income tax return with the Parent. A tax sharing agreement between the Parent and its subsidiaries provides for the allocation of a realized tax liability or benefit based on separate return contributions of each subsidiary to the consolidated taxable income or loss in the consolidated tax return.

Income tax expense (benefit) is reflected as follows in the Statement of Income:


------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                            Year Ended            Year Ended
                                           December 31,          December 31,
                                               2003                  2002
------------------------------------------------------------------------------
Current income tax                        $    (2,547)           $     (96)
Deferred income tax                             2,561                  176
------------------------------------------------------------------------------
Total income tax expense                  $        14            $      80
------------------------------------------------------------------------------

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                  SCHEDULE XIV
                     NOTES TO FINANCIAL STATEMENTS (Cont'd)


The components of the deferred tax assets and (liabilities) reflected in the Balance Sheet are as follows:

-------------------------------------------------------------------------------
                                                       (In Thousands of Dollars)
-------------------------------------------------------------------------------
                                            December 31,           December 31,
                                                2003                    2002
-------------------------------------------------------------------------------
Benefits of tax loss carryforwards          $      (4)             $      387
Pension liability                              (6,062)                 (4,969)
Postretirement benefit                          1,606                   3,059
Accrued vacation                                  839                     821
Other                                             118                    (241)
-------------------------------------------------------------------------------
Net deferred tax liability                  $  (3,503)             $     (943)
-------------------------------------------------------------------------------



The following is a reconciliation between reported income tax and tax computed at the statutory federal income tax rate of 35%.

------------------------------------------------------------------------------
                                                     (In Thousands of Dollars)
------------------------------------------------------------------------------
                                           Year Ended            Year Ended
                                          December 31           December 31
                                              2003                  2002
------------------------------------------------------------------------------
Computed at the statutory rate             $      10             $       8
Adjustments related to:                            -
Accrual to return adjustment                       -                    21
    Permanent differences                          -                    35
Other items -net                                   4                    16
------------------------------------------------------------------------------
Total income tax expense                   $      14             $      80
------------------------------------------------------------------------------

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                                   SCHEDULE XV
                               STATEMENT OF INCOME
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------
                                                                                       YEAR                      YEAR
                                                                                       ENDED                     ENDED
    ACCOUNT                                         DESCRIPTION                     12/31/2003                12/31/2002
----------------------------------------------------------------------------------------------------      --------------------
          INCOME
457.1            SERVICES RENDERED TO ASSOCIATE COMPANIES                        $           42,080        $           41,160
457.2            SERVICES RENDERED TO ASSOCIATE COMPANIES                                    51,101                    49,885
457.3            SERVICES RENDERED TO ASSOCIATE COMPANIES                                     1,179                     2,199
                                                                                --------------------      --------------------
                                                   TOTAL INCOME                  $           94,360        $           93,244
                                                                                --------------------      --------------------
         EXPENSE
572              MAINTENANCE OF UNDERGROUND LINES - TRANSMISSION                 $                4        $               24
863              MAINTENANCE OF MAINS - TRANSMISSION                                              9                         -
874              MAINS & SERVICES EXPENSES - DISTRIBUTION                                        28                        26
879              CUSTOMER INSTALLATION EXPENSES - DISTRIBUTION                                1,353                       824
910              MISC. CUSTOMER SERVICE AND INFORMATIONAL EXPENSES                            2,225                     3,415
916              SALES DEMONSTRATION AND SELLING EXPENSES                                    29,024                    25,066
917              PROMOTIONAL ADVERTISING EXPENSES                                             2,619                     2,783
918              MISCELLANEOUS SALES PROMOTION EXPENSES                                       1,543                     1,193
920              ADMINISTRATIVE AND GENERAL SALARIES                                         14,779                    12,436
921              OFFICE SUPPLIES AND EXPENSES                                                 3,813                     5,607
925              INJURIES AND DAMAGES                                                             -                         -
926              EMPLOYEE PENSIONS AND BENEFITS                                                   -                         -
930.2            MISCELLANEOUS GENERAL EXPENSES                                               6,273                    10,830
940              SERVICE COMPANY EXPENSES TO CAPITAL                                         12,096                    13,908
961              BUILDING SERVICE EXPENSES                                                        -                         -
984              SERVICE COMPANY EXPENSES TO CLEARING ACCOUNTS                               19,402                    14,931
408              TAXES OTHER THAN INCOME                                                         13                        14
409              INCOME TAXES                                                                (2,547)                      (96)
410              PROVISION FOR DEFERRED INCOME TAXES                                          2,561                       176
411              PROVISION FOR DEFERRED INCOME TAXES-CR.                                          -                         -
419              INTEREST AND DIVIDEND INCOME                                                    (6)                       (4)
426.5            OTHER DEDUCTIONS                                                                 -                         -
427              INTEREST ON LONG-TERM DEBT                                                       -                         -
428              AMORTIZATION OF DEBT DISCOUNT AND EXPENSE                                        -                         -
430              INTEREST ON DEBT TO ASSOCIATE COMPANIES                                      1,146                     2,153
431              OTHER INTEREST EXPENSE                                                          10                        11
                                                                                --------------------      --------------------
                                                   TOTAL EXPENSE                 $           94,345        $           93,297
                                                                                --------------------      --------------------

                                                                                --------------------      --------------------
                 NET INCOME OR (LOSS)                                            $               15        $              (53)
                                                                                ====================      ====================


              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                               ANALYSIS OF BILLING
                               ASSOCIATE COMPANIES
                                   ACCOUNT 457
                                 (In Thousands)

---------------------------------------------------------------------------------------------------------------------------------
                                                             DIRECT           INDIRECT           COMPENSATION            TOTAL
               NAME OF ASSOCIATE COMPANY                     COSTS             COSTS              FOR USE OF            AMOUNT
                                                            CHARGED           CHARGED               CAPITAL             BILLED
---------------------------------------------------------------------------------------------------------------------------------
                                                             457-1             457-2                 457-3

Boston Gas Company                                        $           -          $     1,542           $        21     $   1,563
Colonial Gas Company                                                  -                  425                     7           432
Energy North Natural Gas, Inc.                                        -                  212                     -           212
KeySpan Electric Services LLC                                     5,750                  776                    21         6,547
KeySpan Generation LLC                                              634                  194                    28           856
KeySpan Energy Development Corporation                                -                    -                     -             -
KeySpan Gas East Corporation                                     19,421               17,100                   508        37,029
The Brooklyn Union Gas Company                                   15,214               30,852                   573        46,639
KeySpan Ravenswood Services Corp.                                     2                    -                     -             2
KeySpan Energy Trading Services LLC                               1,058                    -                    21         1,079
KeySpan Spagnoli Road Energy Center                                   1                    -                     -             1
KeySpan Services Inc.                                                 -                    -                     -             -
                                                         ------------------------------------------------------------------------

                         TOTAL                            $      42,080          $    51,101           $     1,179     $  94,360
                                                         ========================================================================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                               ANALYSIS OF BILLING
                             NONASSOCIATE COMPANIES
                                   ACCOUNT 458
                                 (In Thousands)

-----------------------------------------------------------------------------------------------------------------------------
                                                            DIRECT        INDIRECT          COMPENSATION           TOTAL
                   NAME OF ASSOCIATE COMPANY                COSTS           COSTS            FOR USE OF           AMOUNT
                                                           CHARGED         CHARGED             CAPITAL            BILLED
-----------------------------------------------------------------------------------------------------------------------------
                                                            458-1           458-2               458-3




                                                        ---------------------------------------------------------------------
                             TOTAL                        $        -    $        -           $       -           $        -
                                                        =====================================================================


        ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year Ended
                                December 31, 2003

                                  SCHEDULE XVI
                         ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES
                                 (In Thousands)

INSTRUCTION:   Total cost of service will equal for associate  and  nonassociate companies the total amount billed under their separate analysis of billing schedules.

                                           ---------------------------- ---------------------------- ------------------------------
                                           ASSOCIATE COMPANY CHARGES    NONASSOCIATE COMPANY CHARGES   TOTAL CHARGES FOR SERVICE
                                           ---------------------------- ---------------------------- ------------------------------
                                             DIRECT  INDIRECT             DIRECT  INDIRECT            DIRECT     INDIRECT
ACCOUNT  DESCRIPTION                           COST      COST     TOTAL   COST    COST      TOTAL      COST      COST       TOTAL
----------------------------------------   ---------------------------- ---------------------------- ------------------------------
    572  Maintenance of Underground
         Lines - Transmission              $      4   $     -   $     4   $    -   $   -    $   -     $      4  $      -  $      4
    863  Maintenance of Mains -
         Transmission                             9         -         9        -       -        -            9         -         9
    874  Mains and Services Expenses
         - Transmission                           -        28        28        -       -        -            -        28        28
    879  Customer Installation Expenses
         - Distribution                       1,353         -     1,353        -       -        -        1,353         -     1,353
    910  Misc. Customer Service
         and Informational Expenses           1,483       742     2,225        -       -        -        1,483       742     2,225
    916  Sales Demonstration and
         Selling Expenses                    24,824     4,200    29,024        -       -        -       24,824     4,200    29,024
    917  Promotional Advertising
         Expenses                                 -     2,619     2,619        -       -        -            -     2,619     2,619
    918  Miscellaneous Sales
         Promotion Expenses                       -     1,543     1,543        -       -        -            -     1,543     1,543
    920  Administrative and
         General Salaries                     2,744    12,035    14,779        -       -        -        2,744    12,035    14,779
    921  Office Supplies and Expenses           529     3,284     3,813        -       -        -          529     3,284     3,813
    923  Outside Services Employed                -         -         -        -       -        -            -         -         -
    924  Property Insurance                       -         -         -        -       -        -            -         -         -
    925  Injuries and Damages                     -         -         -        -       -        -            -         -         -
    926  Employee Pensions and Benefits           -         -         -        -       -        -            -         -         -
    928  Regulatory Commission Expenses           -         -         -        -       -        -            -         -         -
  930.1  Institutional or
         Goodwill Advertising                     -         -         -        -       -        -            -         -         -
  930.2  Miscellaneous General Expenses       6,264         9     6,273        -       -        -        6,264         9     6,273
    931  General Rents                            -         -         -        -       -        -            -         -         -
    940  Services Company Expenses
         to Capital                           4,756     7,340    12,096        -       -        -        4,756     7,340    12,096
    961  Building Service Expenses                -         -         -        -       -        -            -         -         -
    984  Services Company Expenses
         to Clearing Accounts                   114    19,288    19,402        -       -        -          114    19,288    19,402
    403  Depreciation Expense                     -         -         -        -       -        -            -         -         -
    404  Amortization of Limited
         -Term Plant                              -         -         -        -       -        -            -         -         -
    408  Taxes Other Than Inc. Taxes -
         Payroll, Fuel & State Excise             -        13        13        -       -        -            -        13        13
    421  Miscellaneous Nonoperating
         Income                                   -         -         -        -       -        -            -         -         -
  421.1  Gain on Disposition of Property          -         -         -        -       -        -            -         -         -
  426.1  Donations                                -         -         -        -       -        -            -         -         -
  426.4  Expenditures for Certain Civic,
         Political and Related Act.               -         -         -        -       -        -            -         -         -
  426.5  Other Deductions                         -         -         -        -       -        -            -         -         -
                                             -------------------------- ---------------------------- ------------------------------
         SUB-TOTAL EXPENSES                  42,080    51,101    93,181        -       -        -       42,080    51,101    93,181
    408  Taxes Other Than Income Taxes
         - Other                                  -         -         -        -       -        -            -         -         -
    409  Income Taxes                             -         -    (2,547)       -       -        -            -         -    (2,547)
    410  Provision for Deferred
         Income Taxes                             -         -     2,561        -       -        -            -         -     2,561
    419  Interest and Dividend Income             -         -        (6)       -       -        -            -         -        (6)
    427  Interest on Long-term Debt               -         -         -        -       -        -            -         -         -
    428  Amortization of Debt
         Discount and Expense                     -         -         -        -       -        -            -         -         -
    430  Interest on Debt to Associated
         Companies                                -         -     1,146        -       -        -            -         -     1,146
    431  Other Interest Expense                   -         -        10        -       -        -            -         -        10
                                             -------------------------- ---------------------------- ------------------------------
         TOTAL COST OF SERVICE             $ 42,080   $51,101   $94,345   $    -   $   -    $   -     $ 42,080  $ 51,101  $ 94,345
                                             ========================== ============================ ==============================

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE XVII
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                          DEPARTMENT OR SERVICE FUNCTION

                                                                                Corporate                       Gas         Field
                                                      Total                      Cost            Gas         Marketing    Operations
ACCOUNT                             DESCRIPTION       Amount      Overhead       Center      Engineering      & Sales       Support
----------------------------------------------------------------------------------------------------------------------------------
572    Maintenance of Underground Lines-
        Transmission                                 $      4       $     2     $      -     $      2     $       -       $     -
863    Maintenance of Mains - Transmission                  9             5            -            4             -             -
874    Mains and Services Expenses-
        Transmission                                       28            14            -           14             -             -
879    Customer Installation Expenses-
        Distribution                                    1,353           597            -            -           753             3
910    Misc. Customer Service and
        Informational  Expenses                         2,225           992            -            -         1,232             -
916    Sales Demonstration and Selling
        Expenses                                       29,024         5,793          (75)           -        23,305             -
917    Promotional Advertising Expenses                 2,619             -            -            -         2,619             -
918    Miscellaneous Sales Promotion Expenses           1,543           762            -            -           781             -
920    Administrative and General Salaries             14,779         7,358            -          245         4,724           295
921    Office Supplies and Expenses                     3,813            16            -        1,835         1,328           334
923    Outside Services Employed                            -             -            -            -             -             -
924    Property Insurance                                   -             -            -            -             -             -
925    Injuries and Damages                                 -             -            -            -             -             -
926    Employee Pensions and Benefits                       -       (14,856)      10,616            -             -             -
928    Regulatory Commission Expenses                       -             -            -            -             -             -
930.1  Institutional or Goodwill Advertising                -             -            -            -             -             -
930.2  Miscellaneous General Expenses                   6,273             -            -            -             -             -
931    General Rents                                        -             -            -            -             -             -
940    Services Company Expenses to Capital            12,096         2,792            -        1,693         1,907         5,658
961    Building Service Expenses                            -             -            -            -             -             -
984    Services Company Expenses to Clearing
        Accounts                                       19,402         7,974            -        6,524           (10)        3,409
403    Depreciation Expense                                 -             -            -            -             -             -
404    Amortization of Limited-Term Plant                   -             -            -            -             -             -
408    Taxes Other Than Income Taxes - Payroll,
        Fuel & State Excise                                13        (2,553)       2,566            -             -             -
421    Miscellaneous Nonoperating Income                    -             -            -            -             -             -
421.1  Gain on Disposition of Property                      -             -            -            -             -             -
426.1  Donations                                            -             -            -            -             -             -
426.4  Expenditures for Certain Civic, Political
        and Related Act.                                    -             -            -            -             -             -
426.5  Other Deductions                                     -             -            -            -             -             -
                                                    ------------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES                    93,181         8,896       13,107       10,317        36,639         9,699
408    Taxes Other Than Income Taxes - Other                -             -            -            -             -             -
409    Income Taxes                                    (2,547)            -       (2,547)           -             -             -
410    Provision for Deferred Income Taxes              2,561             -        2,561            -             -             -
419    Interest and Dividend Income                        (6)            -           (6)           -             -             -
427    Interest on Long-term Debt                           -             -            -            -             -             -
428    Amortization of Debt Discount and Expense            -             -            -            -             -             -
430    Interest on Debt to Associated Companies         1,146             -        1,146            -             -             -
431    Other Interest Expense                              10             -           10            -             -             -
                                                    ------------------------------------------------------------------------------
       TOTAL COST OF SERVICE                         $ 94,345       $ 8,896     $ 14,271     $ 10,317      $ 36,639       $ 9,699
                                                    ==============================================================================

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                            SCHEDULE XVII (Continued)
                       SCHEDULE OF EXPENSE DISTRIBUTION BY
                         DEPARTMENT OR SERVICE FUNCTION
                                 (In Thousands)

INSTRUCTION:   Indicate each department or service  function.  (See  Instruction
               01-3  General  Structure of  Accounting  System:  Uniform  System
               Account)

                         DEPARTMENT OR SERVICE FUNCTION

                                                        KeySpan       Instrumentation    Compensation
                                                        Trading          and Reg.              &           Electric     Performance
ACCOUNT                             DESCRIPTION         Services        Gas Control        Benefits        Planning     Measurement
-----------------------------------------------------------------------------------------------------------------------------------
572    Maintenance of Underground Lines-
        Transmission                                      $    -         $     -           $     -       $     -         $     -
863    Maintenance of Mains - Transmission                     -               -                 -             -               -
874    Mains and Services Expenses - Transmission              -               -                 -             -               -
879    Customer Installation Expenses - Distribution           -               -                 -             -               -
910    Misc. Customer Service and Informational
        Expenses                                               -               -                 1             -               -
916    Sales Demonstration and Selling Expenses                -               -                 1             -               -
917    Promotional Advertising Expenses                        -               -                 -             -               -
918    Miscellaneous Sales Promotion Expenses                  -               -                 -             -               -
920    Administrative and General Salaries                 1,625               -                72           460               -
921    Office Supplies and Expenses                          276               -                 -            24               -
923    Outside Services Employed                               -               -                 -             -               -
924    Property Insurance                                      -               -                 -             -               -
925    Injuries and Damages                                    -               -                 -             -               -
926    Employee Pensions and Benefits                          -               -             4,240             -               -
928    Regulatory Commission Expenses                          -               -                 -             -               -
930.1  Institutional or Goodwill Advertising                   -               -                 -             -               -
930.2  Miscellaneous General Expenses                          -               -                 9         6,264               -
931    General Rents                                           -               -                 -             -               -
940    Services Company Expenses to Capital                    -               -                 -             3              43
961    Building Service Expenses                               -               -                 -             -               -
984    Services Company Expenses to Clearing
        Accounts                                               -             306                25             -           1,174
403    Depreciation Expense                                    -               -                 -             -               -
404    Amortization of Limited-Term Plant                      -               -                 -             -               -
408    Taxes Other Than Income Taxes - Payroll,
        Fuel & State Excise                                    -               -                 -             -               -
421    Miscellaneous Nonoperating Income                       -               -                 -             -               -
421.1  Gain on Disposition of Property                         -               -                 -             -               -
426.1  Donations                                               -               -                 -             -               -
426.4  Expenditures for Certain Civic, Political
        and Related Act.                                       -               -                 -             -               -
426.5  Other Deductions                                        -               -                 -             -               -
                                                       --------------------------------------------------------------------------
                 SUB-TOTAL EXPENSES                        1,901             306             4,348         6,751           1,217
408    Taxes Other Than Income Taxes - Other                   -               -                 -             -               -
409    Income Taxes                                            -               -                 -             -               -
410    Provision for Deferred Income Taxes                     -               -                 -             -               -
419    Interest and Dividend Income                            -               -                 -             -               -
427    Interest on Long-term Debt                              -               -                 -             -               -
428    Amortization of Debt Discount and Expense               -               -                 -             -               -
430    Interest on Debt to Associated Companies                -               -                 -             -               -
431    Other Interest Expense                                  -               -                 -             -               -
                                                       --------------------------------------------------------------------------
       TOTAL COST OF SERVICE                              $    -         $   306           $ 4,348       $ 6,751         $ 1,217
                                                       ==========================================================================

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                        DEPARTMENTAL ANALYSIS OF SALARIES
                                   ACCOUNT 920
                                 (In Thousands)


                                             DEPARTMENTAL SALARY EXPENSE
                              ----------------------------------------------------------------------------------
NAME OF DEPARTMENT                                                INCLUDED IN AMOUNTS BILLED TO                          PERSONNEL
-----------------------------                     --------------------------------------------------------------
Indicate each department          TOTAL                PARENT                OTHER                  NON                   END OF
or service function               AMOUNT              COMPANY             ASSOCIATES             ASSOCIATES                YEAR
                              -----------------   -----------------   --------------------   -------------------     ---------------
Gas Engineering                       $    491                 $ -               $    491                   $ -                  49

Gas Marketing & Sales                    9,443                   -                  9,443                     -                 230

Field Operations Support                   556                   -                    556                     -                  51

KeySpan Trading Services                 3,276                   -                  3,276                     -                  22

Electric Planning                          941                   -                    941                     -                   6

Compensation & Benefits                     72                   -                     72                     -                   0
                              -----------------   -----------------   --------------------   -------------------     ---------------

TOTAL                                 $ 14,779                 $ -               $ 14,779                   $ -                  358
                              =================   =================   ====================   ===================     ===============

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                            OUTSIDE SERVICE EMPLOYED

                                 (In Thousands)

INSTRUCTION:   Provide a breakdown by subaccount of outside  services  employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

                                                                         RELATIONSHIP
                                           DESCRIPTION OF              "A"= ASSOCIATE
          FROM WHOM PURCHASED              LARGEST INVOICE            "NA"= NONASSOCIATE   AMOUNT                  ACCOUNT
------------------------------------------------------------------------------------------------------------------------------------
Legal Services
3 Other Items less than $100,000      Legal Services                             NA           $    49             921/930.2
                                                                                        --------------
                                      Subtotal - Legal Services                               $    49
                                                                                        ==============

Consulting Services
Research Foundation of the
 State Univ. of NY                    Load Planning and Forecasting              NA           $   257               930.2
Elemco Testing Company Inc.           Engineering                                NA               478               930.2
AWS Scientific Inc.                   Engineering                                NA               182               930.2
KEMA-ECC Inc.                         Engineering                                NA                81                940
Plug Power Inc.                       Engineering                                NA             2,653               930.2
Connected Energy Corp.                Engineering                                NA               108               930.2
Fala Direct Marketing Inc.            Engineering                                NA               365               930.2
44 Other Items less than $100,000     Professional Services                      NA             1,002     916/917/921/940/984/930.2
                                                                                        --------------
                                      Subtotal - Consulting Services                          $ 5,126
                                                                                        ==============

Technology Services
3 Other Items less than $100,000      Professional Services                      NA                40             984/930.2
                                                                                        --------------
                                      Subtotal - Technology Services                             $ 40
                                                                                        ==============


                                      TOTAL                                                   $ 5,215
                                                                                        ==============

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                         EMPLOYEE PENSIONS AND BENEFITS
                                   ACCOUNT 926
                                 (In Thousands)

INSTRUCTION:   Provide  a  listing  of each  pension  plan and  benefit  program provided by the service company. Such listing should be limited to $25,000.

DESCRIPTION                                                                                              AMOUNT
--------------------------------                                                                   --------------------
Pension                                                                                                        $ 5,185

Employee 401K Match                                                                                                714

OPEB Expense                                                                                                     5,397

Workers Compensation                                                                                               332

Employee Benefits (including medical, dental, life insurance and AD&D premiums)                                  3,228
                                                                                                   --------------------

SUB-TOTAL                                                                                                       14,856

Less:  Costs Distributed to Various Accounts as Labor Burdens                                                   14,856
                                                                                                   --------------------

TOTAL                                                                                                          $     -
                                                                                                   ====================

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1
                                 (In Thousands)

INSTRUCTION:   Provide a listing  of the  amount  included  in  Account  930.1 -
               General Advertising Expenses, classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregrate amount applicable thereto.

          DESCRIPTION                                      NAME OF PAYEE                      AMOUNT
-----------------------------------------------    --------------------------------------     ---------------
ACCOUNT 930.1 - GENERAL ADVERTISING EXPENSES                                                             $ -
                                                                                              ===============

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                         MISCELLANEOUS GENERAL EXPENSES
                                  ACCOUNT 930.2
                                 (In Thousands)

INSTRUCTION:   Provide  a  list  of the  amount  included  in  Account  930.2  -
               Miscellaneous General Expenses, classifying the items according to their nature. Payments and expenses permitted by Section
               321(b) (2) of the Federal  Election  Campaign  Act, as amended by
               Public  Law  94-284  in 1976 (2  U.S.C.S.  441 (b) (2)  shall  be separately classified.

DESCRIPTION                                                                               AMOUNT
--------------------------------                                                      ----------------
Various Electric Research, Development or Demonstration Activities                            $ 6,264

Officer's Stock Unit Plan and 20% Match                                                             9
                                                                                      ----------------

TOTAL                                                                                         $ 6,273
                                                                                      ================

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                                      RENTS
                                   ACCOUNT 931
                                 (In Thousands)

INSTRUCTION:   Provide a list of the amount  included  in  Account  931 - Rents, classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.


DESCRIPTION                                                     AMOUNT
--------------------------------                            ---------------

ACCOUNT 931 - RENTS                                                    $ -
                                                            ===============

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                          TAXES OTHER THAN INCOME TAXES
                                   ACCOUNT 408
                                 (In Thousands)

INSTRUCTIONS:  Provide an  analysis  of Account  408 - Taxes  Other Than  Income
               Taxes. Separate the analysis into two groups: (1) other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of them various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

KIND OF TAX                                                                                        AMOUNT
-----------------------------------                                                           -----------------
Other Than U.S. Government Taxes

          Payroll Taxes (including FICA, Medicare and Federal
                                and State Unemployment)                                                $ 2,553

          State Excise Tax                                                                                  13
                                                                                              -----------------
                                                                                                         2,566

          Less:  Payroll Taxes Distributed to Various Accounts as Labor Burdens                          2,553
                                                                                              -----------------

          TOTAL                                                                                        $    13
                                                                                              =================

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                                    DONATIONS
                                  ACCOUNT 426.1
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing  of the  amount  included  in  Account  426.1 -
               Donations, classifying such expenses by its purpose. The aggregrate number and amount of all items of less that $3,000 may be shown in lieu of details.

NAME OF RECIPIENT                           PURPOSE OF DONATION                            AMOUNT
-------------------------------------       ------------------------------------      ------------------
ACCOUNT 426.1 - DONATIONS                                                                    $ -
                                                                                      ==================

              ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the
                          Year Ended December 31, 2003

                                OTHER DEDUCTIONS
                                  ACCOUNT 426.5
                                 (In Thousands)

INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5 - Other
               Deductions, classifying such expenses according to their nature.

DESCRIPTION                                    NAME OF PAYEE                                   AMOUNT
--------------------------------               ------------------------------------        ---------------
ACCOUNT 426.5 - OTHER DEDUCTIONS                                                                      $ -
                                                                                           ===============

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                 SCHEDULE XVIII
                          NOTES TO STATEMENT OF INCOME


INSTRUCTIONS:  The space below is provided for  important  notes  regarding  the statement of income or any account thereof. Furnish particulars as to any significant increase in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.



                        SEE NOTES TO FINANCIAL STATEMENTS

           ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For the Year
                             Ended December 31, 2003

                                  SCHEDULE XIX
                             FINANCIAL DATA SCHEDULE
                                 (In Thousands)


Net Service Company Property                                          $     20
Total Investments                                                     $      -
Total Current And Accrued Assets                                      $ 20,081
Total Deferred Debits                                                 $  (952)
Balancing Amount for Total Assets and Other Debits                    $      -
Total Assets and Other Debits                                         $ 19,149
Total Proprietary Capital                                             $ (2,023)
Total Long-Term Debt                                                  $ 10,126
Notes Payable                                                         $      -
Notes Payable to Associate Companies                                  $      -
Balancing Amount for Total Current and Accrued Liabilities            $  8,495
Total Deferred Credits                                                $      -
Accumulated Deferred Income Tax Credits                               $  2,551
Total Liabilities and Proprietary Capital                             $ 19,149
Services Rendered to Associate Companies                              $ 94,360
Services Rendered to Nonassociate Companies                           $      -
Miscellaneous Income or Loss                                          $      -
Total Income                                                          $ 94,360
Salaries and Wages                                                    $ 14,779
Employee Pensions and Benefits                                        $      -
Balancing Amount for Total Expenses                                   $ 79,566
Total Expenses                                                        $ 94,345
Net Income (Loss)                                                     $     15
Total Cost of Service (Direct Costs)                                  $ 42,080
Total Cost of Service (Indirect Costs)                                $ 51,101
Total Cost of Service (Total)                                         $ 94,345
Number of Personnel End of Year                                            379

                ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC For
                        the Year Ended December 31, 2003

                               ORGANIZATION CHART



                  President and Chief Operating Officer

                         Senior Vice President & Secretary

                         Senior Vice President & Treasurer

                                Vice President - Energy Supply

                                Vice President - Gas Sales and Marketing

                                Vice President & Controller

                                       Assistant Secretary

                                       Assistant Secretary

                                       Assistant Secretary

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

               Service Company Cost Allocation Policy & Procedure

The Service Companies allocate all service company costs to associated regulated and non-utility companies through a tiered approach. All costs are allocated and billed at cost. First and foremost, costs will be directly charged whenever practicable, including instances when more than one associate company is receiving the same goods or service at the same time. Secondly, in cases where direct charging cannot be readily determined, costs will be allocated using cost/causation principles linked to the relationship of that type of service. This allocation methodology reflects operational aspects of the charge and applies costs in a meaningful and impartial method.

The Service Companies allocate costs among associated companies receiving services from it under a Service Agreement using the following descriptions of service, cost accumulation, assignment and allocation methodologies:

A.  Description of Services Offered by KeySpan Utility Services

1.   Fuel Management


Manage Client Companies' purchase, sale, movement, transfer and accounting of gas quantities to ensure continued recovery of all prudently incurred energy purchase costs through local jurisdictional cost recovery mechanisms.


Provide services and systems dedicated to energy marketing, including marketing and trading of gas and energy price risk management. Develop marketing and sales programs in physical and financial markets for regulatory and specific contractual requirements. Activities include short-term planning, billing and reconciliations.


2.   Marketing and Sales


Plan, formulate and implement marketing and sales programs, as well as provide associated marketing services to assist Client Companies with improving customer satisfaction, load retention and shaping, growth of residential, commercial/industrial energy sales and deliveries, energy conservation and efficiency. Assist Client Companies in carrying out policies and programs for the development of plant locations and of industrial, commercial and wholesale markets. Develop and administer Marketing research and planning programs as well as advertising/telemarketing programs. Perform load research, econometric modeling, and sales and revenue forecasting for jurisdictional gas subsidiaries.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


3.   Meter Operations


Purchase, repair and refurbish meters for Client Companies.


4.   Research and Development


Investigate and conduct research relating to production, utilization, testing, manufacture, transmission, storage and distribution of energy. Keep abreast of and evaluate for Client Companies all research developments and programs of significance affecting Client Companies and the energy industry. Advise and assist in the solution of technical problems arising out of Client Companies' operations.


5.   Gas and Electric Transmission and Distribution Planning


Provide gas and electric  transmission  and  distribution  planning  services as
related  to  system  and  safety   reliability,   expansion  and  load  handling
capabilities.


6.    Executive and Administrative


Advise and assist Client Companies in the formulation and execution of general plans and policies of Client Companies. Advise and assist Client Companies as to operations, the preparation of filings arising out of or required by the various federal and state securities, business, public utilities and corporation laws, the selection of executive and administrative personnel, the representation of Client Companies before regulatory bodies, proposals for capital expenditures, budgets, acquisition and disposition of properties, expansion of business, rate structures and other related matters.

B.   Methods of Allocation


Cost of service will be determined in accordance with the Act and the rules and regulations and orders thereunder, and will include all costs of doing business incurred by KUS, including a reasonable return on capital which will reflect a capitalization of KUS of no more than equity of ten percent (10%), and all associated taxes.


KUS will maintain an accounting system for accumulating all costs on a project, activity or other appropriate basis. The accounting system will use codes to

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC assign charges to the applicable costs center, project, activity and account. Records will be kept by each cost center of KUS in order to accumulate all costs of doing business. Expenses of the department will include salaries and wages of employees, materials and supplies and all other expenses attributable to the department. Labor cost will be loaded for fringe benefits and payroll taxes. To the extent practicable, time records of hours worked by all service company employees, including all officers of such company (i.e., Chief Executive Officer, President and Vice Presidents), will be kept by project and activity. In supplying services, KUS may arrange where it deems appropriate, for the services of experts, consultants, advisors and other persons with necessary qualifications as are required to perform such services. KUS will establish annual budgets for controlling the expenses of each department.


Monthly KUS costs will be directly assigned to Client Companies where possible. Amounts that cannot be directly assigned will be allocated to Client Companies by means of equitable allocation formulae or clearing accounts. To the extent possible, such allocations shall be based on cost-causation relationships. All other allocations will be broad based. In some instances, KUS cost centers which perform work for other service company cost centers may use a surrogate allocation method that mimics the allocations of the receiver cost center. Each formula will have an appropriate basis such as meters, square footage, etc.


Each Client Company will take agreed upon services and such additional or general or special services, whether or not now contemplated, as are requested from time to time by such Client Company and which KUS concludes it is able to perform. No amendment, alteration or rescission of an activity or project shall release a Client Company from liability for all costs already incurred by, or contracted for, by KUS pursuant to the project or activity regardless of whether the services associated with such costs have been completed.


Allocation percentages will be calculated on historical data where appropriate and updated annually. Due to the unique nature of the management services agreement contract with the Long Island Power Authority (LIPA), the revenues, assets, etc. managed on their behalf, will be included in the basis with the applicable Client Company's data in order to determine appropriate allocations.


The method of assignment or allocation of costs shall be reviewed annually or more frequently if appropriate. If the use of a basis of allocation would result

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


in an inequity because of a change in operations or organization, then KUS may adjust the basis to effect an equitable distribution.


The applications of Service Allocations are described more fully below.

          Service Department
               Or Function                           Basis of Allocation
        ----------------------                     -----------------------

         Fuel Management                             sendout
                                                     3-point formula

         Marketing and Sales                         3-point formula

         Meter Operations                            #of meters

         Research and Development                    3-point formula

         Gas and Electric Transmission and
             Distribution Planning                   Property

         Executive and Administrative                3-point formula



Definition of Allocation Factors to be used by KUS
--------------------------------------------------


Assets - A ratio based on total assets at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


# of Meters - A ratio based on the number of meters at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Expenses - A ratio based on total operation and maintenance expenses excluding fuel costs, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


           Service Company Cost Allocation Policy & Procedure (Cont'd)


Property - A ratio based on gross fixed assets, valued at original acquisition costs, and investments owned in other companies, including construction work in progress, at the end of the year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Revenue - A ratio based on the revenue for the previous calendar year, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


Sendout - A ratio based on the sendout for the previous calendar year, including gas used by the Client entity but excluding Transportation customer volumes delivered for another gas supplier, the numerator of which is for a specific client company and the denominator being all recipient client companies. This ratio will be calculated annually based on actual experience.


3-Point Formula - This formula consists of three factors. It is designed to be an equitable and feasible tool to act as a surrogate when direct charging or cost causal relationships can not be established. It is a calculated ratio, which compares each of the formula factors for the Client Company to the total of the same factors for all recipient Client Companies. The factors are an equal weighting of Revenue, Assets, and Expenses. These ratios will be calculated annually based on actual experience.

                  ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC


                      For the Year Ended December 31, 2003

           ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


In accordance with Instruction 01-12 of the Uniform System of Accounts prescribed by the Securities and Exchange Commission for Mutual Service Companies and Subsidiary Service Companies under the Public Utility Holding Company Act of 1935, as amended, this is an annual statement of the amount of interest on borrowed capital and compensation for the use of capital billed by KeySpan Utility Services for the year ended December 31, 2003.

In 2003, KeySpan Utility Services had short-term borrowings exclusively from KeySpan Corporation; other outside banking institutions were not used. The interest rates on these borrowings ranged from 1.1465% to 4.1413%. Interest in the amount of $335,123 was accrued on these borrowings and was billed to the client companies.

As of December 31, 2003, KeySpan Utility Services had long-term debt outstanding from KeySpan Corporation in the amount of $10,125,957 at an interest rate of 7.25%. Interest of $810,425 was accrued and billed to the client companies.

During 2003, KeySpan Utility Services incurred other interest of $9,722 related to the Deferred Compensation Plan.

KeySpan Utility Services billed $24,000 to associate client companies as compensation for the use of equity capital.

All interest was billed to each client company on the appropriate fixed percentage allocation basis in accordance with the SEC Orders and service contracts. The interest on total service company indebtedness was billed to the associate companies as follows:



                                        Borrowed         Equity
                                        Capital         Capital          Total
                                     --------------  --------------  --------------
Boston Gas Company                     $    20,974        $      -     $    20,974
Colonial Gas Company                         6,991               -           6,991
KeySpan Energy Trading Services LLC         20,973               -          20,973
KeySpan Electric Services LLC               20,974               -          20,974
KeySpan Generation LLC                      27,965               -          27,965
KeySpan Gas East Corporation               496,378          12,000         508,378
The Brooklyn Union Gas Company             561,015          12,000         573,015
                                     --------------  --------------  --------------
Total                                  $ 1,155,270        $ 24,000     $ 1,179,270
                                     ==============  ==============  ==============

                 ANNUAL REPORT OF KEYSPAN UTILITY SERVICES LLC

                                SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Commission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.



                                     KEYSPAN UTILITY SERVICES LLC
                                     ----------------------------
                                     (Name of Reporting Company)




                                      By: /s/ Theresa A. Balog
                                      -----------------------------
                                      (Signature of Signing Officer)

                                       Theresa A. Balog
                                       Vice President and Controller
                                       -----------------------------
                                      (Printed Name & Title of Signing Officer)

                                       Date: April 30, 2004
                                       --------------------